Exhibit 99.1

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and December 31, 2010

and for the periods ended June 30, 2011 and 2010

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets – June 30, 2011 and December 31, 2010 (Unaudited)	1

Consolidated Statements of Operations – Three and six months ended June 30, 2011 and 2010 (Unaudited)	2

Consolidated Statement of Changes in Shareholder’s Equity – Six months ended June 30, 2011 (Unaudited)	3

Consolidated Statements of Cash Flows – Six months ended June 30, 2011 and 2010 (Unaudited)	4

Notes to Consolidated Financial Statements (Unaudited)	5-22

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except share and per share amounts)

	June 30, 2011	December 31, 2010
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $3,369,924 and $3,437,244)	$3,359,768	$3,345,671
Investments carried at fair value	158,859	-
Investments pledged as collateral, at fair value (amortized cost $1,591,909 and $1,780,320)	1,627,772	1,803,658
Short-term investments, at fair value (amortized cost $129,214 and $268,744)	130,067	270,677
Other investments (amortized cost of $8,213 and $2,668)	8,297	2,674

Total investments	5,284,763	5,422,680

Cash and cash equivalents	109,370	9,072
Securities purchased under agreements to resell	1,575,000	1,775,000
Accrued investment income	59,509	60,071
Deferred acquisition costs	560,256	599,862
Premiums receivable	305,143	318,604
Prepaid reinsurance premiums	4	5
Insurance loss recoverable	85,174	70,529
Goodwill	31,371	31,371
Property and equipment at cost (less accumulated depreciation of $4,322 and $2,629)	62,169	62,820
Receivable for investments sold	2,655	342
Other assets	10,084	1,571

Total assets	$8,085,498	$8,351,927

Liabilities and shareholder’s equity
Liabilities:
Unearned premium revenue	$2,719,427	$2,917,745
Loss and loss adjustment expense reserves	179,338	214,653
Securities sold under agreements to repurchase	1,575,000	1,775,000
Current income taxes	747	114,077
Deferred income taxes, net	227,017	176,192
Payable for investments purchased	12,562	4,261
Derivative liabilities	8,754	10,252
Other liabilities	17,198	48,303

Total liabilities	4,740,043	5,260,483

Commitments and contingencies (See Note 9)
Equity:
Common stock, par value $30 per share; authorized, issued and outstanding shares — 500,000 shares	15,000	15,000
Additional paid-in capital	2,363,268	2,366,579
Retained earnings (deficit)	938,865	752,761
Accumulated other comprehensive income (loss), net of deferred income tax of $9,325 and $23,204	17,637	(42,896)

Total shareholder’s equity of National	3,334,770	3,091,444
Noncontrolling interest	10,685	-

Total equity	3,345,455	3,091,444

Total liabilities and equity	$8,085,498	$8,351,927

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2010	2011	2010
Revenues:
Premiums earned:
Scheduled premiums earned	$75,196	$86,261	$151,686	$173,799
Refunding premiums earned	30,942	33,026	43,428	59,780

Premiums earned (net of ceded premiums of $0, $1, $1, and $2)	106,138	119,287	195,114	233,579
Net investment income	54,108	55,711	112,150	117,452
Fees, reimbursements and other	1,591	2,790	3,200	17,402

Change in fair value of insured derivatives:
Realized gains and other settlements on insured derivatives	1,461	103	1,583	205
Unrealized (losses) on insured derivatives	(3)	47	(84)	(38)

Net change in fair value of insured derivatives	1,458	150	1,499	167
Net gains (losses) on financial instruments at fair value and foreign exchange	13,840	1,323	17,426	3,885
Other net realized gains (losses)	-	(12)	-	(101)

Total revenues	177,135	179,249	329,389	372,384

Expenses:
Losses and loss adjustment	(8,780)	10,262	(5,435)	36,158
Amortization of deferred acquisition costs	22,439	24,252	41,921	46,670
Operating	19,322	16,855	37,823	29,804

Total expenses	32,981	51,369	74,309	112,632

Income before income taxes	144,154	127,880	255,080	259,752

Provision for income taxes	39,809	34,150	68,976	70,922

Net income	$104,345	$93,730	$186,104	$188,830

The accompanying notes are an integral part of the financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For The Six Months Ended June 30, 2011

(In thousands except share amounts)

			Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity of National	Noncontrolling Interest

	Common Stock
	Shares	Amount

Balance, December 31, 2010	500,000	$15,000	$2,366,579	$752,761	$(42,896)	$3,091,444	$-

Comprehensive income:
Net income	-	-	-	186,104	-	186,104	-
Other comprehensive income (loss):
Change in unrealized gains and losses on investments, net of deferred tax $32,529	-	-	-		60,533	60,533	-

Total comprehensive income						246,637

Share-based compensation net of deferred income taxes of $75	-	-	(75)	-	-	(75)	-
Return of capital in connection with the purchase of investments	-	-	(3,236)	-	-	(3,236)	-
Contribution by noncontrolling interest holders	-	-	-	-	-	-	10,685

Balance, June 30, 2011	500,000	$15,000	$2,363,268	$938,865	$17,637	$3,334,770	$10,685

2011

Disclosure of reclassification amount:

Change in unrealized gains and losses on investments arising during the period, net of taxes	$64,275
Reclassification adjustment, net of taxes	(3,742)

Change in net unrealized gains and losses, net of taxes	$60,533

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities:
Net income	$186,104	$188,830

Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation	1,694	1,048
Amortization of bond discounts, net	10,793	10,412
Decrease in accrued investment income	2,236	8,029
Decrease in deferred acquisition costs	39,606	41,914
Decrease in unearned premium revenue	(198,318)	(229,728)
Decrease in prepaid reinsurance premiums	1	1
Decrease in premiums receivable	13,461	15,558
(Decrease) increase in loss and loss adjustment expense reserves	(35,315)	44,481
Decrease in payable to affiliates	(42,222)	(7,662)
(Increase) decrease in insurance loss recoverable	(14,645)	14,428
Increase (decrease) in accrued expenses	1,226	(25)
Net realized gains on financial instruments at fair value and foreign exchange	(17,426)	(3,885)
Other net realized losses	-	101
Unrealized losses on insured derivatives	84	38
(Decrease) increase in current income taxes	(113,405)	71,533
Deferred income tax provision	18,298	2,686
Share-based compensation	-	110
Other operating	(2,014)	673

Total adjustments to net income	(335,946)	(30,288)

Net cash (used) provided by operating activities	(149,842)	158,542

Cash flows from investing activities:
Purchase of fixed-maturity securities	(677,490)	(783,135)
Purchase of real estate from an affiliate under common control	-	(65,000)
Purchase of other investments	(5,550)	-
Capital expenditures	(614)	(91)
Acquisition of a business from an affiliate	(146,151)	-
Disposal of capital assets	-	13
Increase (decrease) in payable for investments purchased	6,525	(2,230)
Sale and redemption of fixed-maturity securities	813,209	682,977
(Increase) decrease in receivable for investments sold	(1,807)	243
Purchase of short-term investments, net	258,814	236,220

Net cash provided by investing activities	246,936	68,997

Cash flows from financing activities:
Issuance of noncontrolling interest	3,204	-

Net cash provided by financing activities activities	3,204	-

Net increase in cash and cash equivalents	100,298	227,539
Cash and cash equivalents - beginning of period	9,072	27,629

Cash and cash equivalents - end of period	$109,370	$255,168

Supplemental cash flow disclosures:
Income taxes paid (refunded), net	$164,077	$(3,297)
Interest paid:
Securities sold under agreements to repurchase	$2,858	$2,730
Other	$57	$42
Non cash items:
Share-based compensation	$-	$110
Capital expenditure	$428	$-
Issuance of noncontrolling interest	$7,479	$-

The accompanying notes are an integral part of the financial statements.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business, Developments, Risks and Uncertainties

National Public Finance Guarantee Corporation (“National”) is a wholly-owned subsidiary of MBIA Inc. through an intermediary holding company, National Public Finance Guarantee Holdings, Inc. (“National Holdings”). National Real Estate Holdings of Armonk, LLC is a wholly owned subsidiary of National.

Through its reinsurance of United States (“U.S.”) public finance financial guarantees from MBIA Insurance Corp. (“MBIA Corp.”) and Financial Guaranty Insurance Company, National’s insurance portfolio consists of municipal bonds, including tax-exempt and taxable indebtedness of U.S. political subdivisions, as well as utility districts, airports, health care institutions, higher educational facilities, student loan issuers, housing authorities and other similar agencies and obligations issued by private entities that finance projects that serve a substantial public purpose. Municipal bonds and privately issued bonds used for the financing of public purpose projects generally are supported by taxes, assessments, user fees or tariffs related to the use of these projects, by lease payments or by other similar types of revenue streams.

National has not written any meaningful amount of business since 2009. The lack of insurance writings reflects the insurance financial strength credit ratings assigned to National. As of June 30, 2011, National was rated BBB with a developing outlook by Standard & Poor’s Financial Services LLC (“S&P”) and Baa1 with a developing outlook by Moody’s Investors Service, Inc. (“Moody’s”). Litigation over the New York State Insurance Department’s approval of National’s creation or additional hurdles to achieving high stable ratings may impede National’s ability to write new municipal bond insurance for some time, reducing its long-term ability to generate capital from operations. Failure to maintain adequate levels of statutory surplus and total statutory capital could lead to intervention by National’s insurance regulators in its operations.

Recently, many state and local governments that issue some of the obligations National insures have reported unprecedented budget shortfalls, which could lead to claims on insurance policies issued by National. Although National’s insurance loss reserves are considered reasonable estimates of losses incurred to date, there is a possibility that such losses could increase significantly as a result of unexpected future defaults on insured bonds.

Liquidity

Liquidity risk arises in National’s operations when claims on insured exposures result in payment obligations, when operating cash inflows fall due to depressed new business writings, when investment income declines, when unanticipated expenses arise, or when invested assets experience credit defaults or significant declines in fair value. National also provides liquid assets to MBIA Inc.’s asset/liability products segment through matched repurchase and reverse repurchase agreements to support its business operations and liquidity position. National believes it has sufficient liquidity to meet these needs at least through the next twelve months.

Note 2: Significant Accounting Policies

National has disclosed its significant accounting policies in “Note 2: Significant Accounting Policies” in the Notes to Financial Statements included in Exhibit 99.2 to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The following significant accounting policies provide an update to those included under the same captions in Exhibit 99.2 to MBIA Inc.’s Annual Report on Form 10-K.

Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of National and its wholly-owned subsidiaries. The accompanying unaudited interim consolidated financial statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for annual periods. These statements should be read in conjunction with National’s consolidated financial statements and notes thereto included in MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of National’s consolidated financial position and results of operations.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

The results of operations for the three and six months ended June 30, 2011 may not be indicative of the results that may be expected for the year ending December 31, 2011. The December 31, 2010 consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP for annual periods. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of gains and losses from sales of investment securities to “Net gains (losses) on financial instruments at fair value and foreign exchange” from the previously reported line “Net realized gains (losses)” on National’s consolidated statements of operations. Such reclassification of gains and losses from sales of investment securities had no impact on total revenues, expenses, assets, liabilities, or shareholders’ equity for all periods presented.

In addition, National evaluated all subsequent events as of August 9, 2011, the date of issuance of the consolidated financial statements, for inclusion in National’s consolidated financial statements and/or accompanying notes.

Note 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Improving Disclosures about Fair Value Measurements (Accounting Standards Update 2010-06)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements,” to require additional disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The standard also clarifies existing disclosures about the level of disaggregation, valuation techniques and inputs to fair value measurements. National adopted this standard as of January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which was adopted in the first quarter of 2011. As this standard only affects disclosures related to fair value, the adoption of this standard did not affect National’s consolidated balance sheets, results of operations, or cash flows. Refer to “Note 5: Fair Value of Financial Instruments” for these disclosures.

Refer to the notes to Consolidated Financial Statements of National included in Exhibit 99.2 to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for further information regarding the effects of recently adopted accounting standards on prior year financials.

Recent Accounting Developments

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (ASU 2010-26)

In October 2010, the FASB issued ASU 2010-26, “Financial Services – Insurance (Topic 944)—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” This amendment specifies which costs incurred in the acquisition of new and renewal insurance contracts should be capitalized. The new guidance is effective for National beginning January 1, 2012 with early adoption as of January 1, 2011 permitted. National did not early adopt the guidance as of January 1, 2011. The adoption of this standard will not have a material effect on National’s consolidated balance sheet, results of operations, or cash flows.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. This amendment results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The new guidance is effective for National beginning January 1, 2012. This standard is expected to only affect National’s disclosures related to fair value, therefore, the adoption of this standard is not expected to affect the National’s consolidated balance sheets, results of operations, or cash flows.

Presentation of Comprehensive Income (ASU 2011-05)

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This amendment eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The amendment does not change what currently constitutes net income and other comprehensive income. The new guidance is effective for National beginning January 1, 2012. This standard will only affect National’s presentation of comprehensive income and will not affect National’s consolidated balance sheets, results of operations, or cash flows.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 4: Loss and Loss Adjustment Expense Reserves

For the six months ended June 30, 2011, National incurred negative losses and LAE of $5 million primarily related to an affordable housing transaction. Total paid losses, net of reinsurance and collections, for the six months ended June 30, 2011 of $45 million primarily related to a previously reserved not-for-profit transaction, an affordable housing transaction, and a tax-backed transaction for which National expects to be fully reimbursed. Total expected insurance loss recoveries on paid losses for the six months ended June 30, 2011 increased by $15 million primarily related to a tax-backed transaction, a healthcare transaction and a gaming revenue credit.

Refer to “Note 5: Loss and Loss Adjustment Expense Reserves” in the Notes to Consolidated Financial Statements included in Exhibit 99.2 to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for information about National’s monitoring of outstanding insured obligations and for a summary of its loss reserving process.

The following table provides information about the financial guarantees and related claim liability included in each of National’s surveillance categories as of June 30, 2011:

	Surveillance Categories

$ in millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Number of policies	15	17	9	39	80
Number of issues(1)	9	9	4	15	37
Remaining weighted average contract period (in years)	14.5	9.3	12.9	12.4	12.4
Gross insured contractual payments outstanding (2):
Principal	$610	$454	$36	$877	$1,977
Interest	1,155	224	43	977	2,399

Total	$1,765	$678	$79	$1,854	$4,376

Gross claim liability	$-	$-	$-	$521	$521
Less:
Gross potential recoveries	-	-	-	420	420
Discount, net	-	-	-	2	2

Net claim liability (recoverable)	$-	$-	$-	$99	$99

Unearned premium revenue	$13	$8	$1	$21	$43

(1) - An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.

(2) - Represents contractual principal and interest payments due by the issuer of the obligations insured by National.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 4: Loss and Loss Adjustment Expense Reserves (continued)

The following table provides information about the financial guarantees and related claim liability included in each of National’s surveillance categories as of December 31, 2010:

	Surveillance Categories

$ in millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Number of policies	159	19	5	39	222
Number of issues(1)	11	8	5	15	39
Remaining weighted average contract period (in years)	14.7	9.5	14.7	13.0	13.3
Gross insured contractual payments outstanding(2):
Principal	$1,188	$371	$46	$1,106	$2,711
Interest	1,808	195	38	1,128	3,169

Total	$2,996	$566	$84	$2,234	$5,880

Gross claim liability	$-	$-	$-	$933	$933
Less:
Gross potential recoveries	-	-	-	783	783
Discount, net	-	-	-	6	6

Net claim liability (recoverable)	$-	$-	$-	$144	$144

Unearned premium revenue	$18	$8	$2	$24	$52

(1) - An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.

(2) - Represents contractual principal and interest payments due by the issuer of the obligations insured by National.

The following table presents the components of National’s insurance loss reserves and recoverables for insured obligations within National’s classified list as reported on National’s consolidated balance sheets as of June 30, 2011 and December 31, 2010. The loss reserves (claim liability) and insurance claim loss recoverable included in the following table represent the present value of the probability-weighted future claim payments and recoveries reported in the preceding tables.

In millions	As of June 30, 2011	As of December 31, 2010
Loss reserves (claim liability)	$177	$209
LAE reserves	2	6

Loss and LAE reserves	$179	$215

Insurance claim loss recoverable	$(83)	$(71)
LAE insurance loss recoverable	(2)	-

Insurance loss recoverable	$(85)	$(71)

The following table presents changes in National’s loss and LAE reserves for the six months ended June 30, 2011. Changes in the loss and LAE reserve attributable to the accretion of the discount on the loss reserves, changes in discount rates, changes in the timing and amounts of estimated payments and recoveries and changes in assumptions are recorded in “Losses and loss adjustment” expenses in National’s consolidated statements of operations. LAE reserves are expected to be settled within a one-year period and are not discounted. The weighted average risk-free rate used to discount the claim liability was 2.44% as of June 30, 2011.

In millions	Changes in Loss and LAE Reserves for the Six Months Ended June 30, 2011

Gross Loss and LAE Reserve as of December 31, 2010	Loss Payments for Cases with Reserves	Accretion of Claim Liability Discount	Changes in Discount Rates	Changes in Timing of Payments	Changes in Amount of Net Payments	Changes in Assumptions	Changes in Unearned Premium Revenue	Change in LAE Reserves	Gross Loss and LAE Reserve as of June 30, 2011
$215	$(29)	$2	$3	$-	$(1)	$(9)	$2	$(4)	$179

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 4: Loss and Loss Adjustment Expense Reserves (continued)

The following table presents changes in National’s insurance loss recoverable for the six months ended June 30, 2011. Changes in the insurance loss recoverable attributable to the accretion of the discount on the recoverable, changes in discount rates, changes in the timing and amounts of estimated collections and changes in assumptions are recorded in “Losses and loss adjustment” expenses in National’s consolidated statements of operations.

In millions	Changes in Insurance Loss Recoverable for the Six Months Ended June 30, 2011

Insurance Loss Recoverable as of December 31, 2010	Collections for Cases with Recoverables	Accretion of Insurance Loss Recoverable	Changes in Discount Rates	Changes in Timing of Collections	Changes in Assumptions	Change in LAE Recoverable	Insurance Loss Recoverable as of June 30, 2011
$71	$-	$-	$1	$-	$11	$2	$85

Remediation actions may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, transfer of servicing, consideration of restructuring plans, acceleration, security or collateral enforcement, actions in bankruptcy or receivership, litigation and similar actions. The types of remedial actions pursued are based on the insured obligation’s risk type and the nature and scope of the event giving rise to the remediation. As part of any such remedial actions, National seeks to improve its security position and to obtain concessions from the issuer of the insured obligation. From time to time, the issuer of a National insured obligation may, with the consent of National, restructure the insured obligation by extending the term, increasing or decreasing the par amount or decreasing the related interest rate, with National insuring the restructured obligation.

Costs associated with remediating insured obligations assigned to National’s “Caution List—Low,” “Caution List—Medium,” “Caution List—High” and “Classified List” are recorded as LAE. LAE is primarily recorded as part of National’s provision for its loss reserves and included in “Losses and loss adjustment” expense on National’s consolidated statements of operations. The following table provides information about the expenses (gross and net of reinsurance) related to remedial actions for insured obligations included in National’s surveillance categories:

	Three Months Ended June 30,		Six Months Ended June 30,
In millions	2011	2010	2011	2010
Loss adjustment expense incurred, gross	$1	$2	$1	$13
Loss adjustment expense incurred, net	$1	$2	$1	$13

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Fair Value of Financial Instruments

Financial Instruments

The following table presents the carrying value and fair value of financial instruments reported on National’s balance sheets as of June 30, 2011 and December 31, 2010:

	As of June 30, 2011		As of December 31, 2010
In millions	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Fixed-maturity securities (including short-term investments) held as available-for-sale, investments pledged as collateral, and investments carried at fair value	$5,277	$5,277	$5,420	$5,420
Other investments	8	8	3	3
Cash and cash equivalents	109	109	9	9
Securities purchased under agreements to resell	1,575	1,704	1,775	1,955
Receivable for investments sold	3	3	-	-
Liabilities:
Securities sold under agreements to repurchase	1,575	1,628	1,775	1,804
Payable for investments purchased	13	13	4	4
Derivative liabilities	9	9	10	10
Financial Guarantees:
Gross	2,899	2,471	3,132	2,479
Ceded	0	79	0	18

Valuation Techniques

Valuation techniques for financial instruments measured at fair value and included in the preceding table are described below. National’s assets and liabilities recorded at fair value have been categorized according to the fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety.

Fixed-Maturity Securities (including short-term investments) Held as Available-For-Sale, Investments Pledged as Collateral, and Investments at Fair Value

U.S. Treasury and government agency — U.S. Treasury securities are valued based on quoted market prices in active markets. The fair value of U.S. Treasuries is based on live trading feeds. U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy. Government agency securities include debentures and other agency mortgage pass-through certificates as well as to-be-announced (“TBA”) securities. TBA securities are liquid and have quoted market prices based on live data feeds. Fair value of mortgage pass-through certificates is obtained via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. Government agency securities generally use market-based and observable inputs. As such, these securities are classified as Level 2 of the fair value hierarchy.

Foreign governments — Foreign government obligations are generally valued based on quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy. When quoted market prices are not available, fair value is determined using a valuation model based on observable inputs including interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the financial instrument in terms of issuer, maturity and seniority. These financial instruments are generally categorized in Level 2 of the fair value hierarchy. Bonds that contain significant inputs that are not observable are categorized as Level 3.

Corporate obligations—Corporate obligations are valued using recently executed transaction prices or quoted market price where observable. When observable price quotations are not available, fair value is determined using a valuation model based on observable inputs including interest rate yield curves, bond or single name credit default swap (“CDS”) spreads for similar instruments and diversity scores. Corporate obligations are generally categorized as Level 2 of the fair value hierarchy or categorized in Level 3 when

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Fair Value of Financial Instruments (continued)

significant inputs are unobservable. Corporate obligations are classified as Level 1 of the fair value hierarchy when quoted market prices in an active market for identical financial instruments are available.

Mortgage-backed securities and asset-backed securities—Mortgage-backed securities (“MBSs”) and asset-backed securities (“ABSs”) are valued using recently executed transaction prices. When position-specific quoted prices are not available, the MBS and ABS are valued based on quoted prices for similar securities. If quoted prices are not available, MBSs and ABSs are valued using a valuation model based on observable inputs, including interest rate yield curves, spreads, prepayments and volatilities, and categorized in Level 2 of the fair value hierarchy. MBSs and ABSs are categorized as Level 3 of the fair value hierarchy when significant inputs are unobservable.

State and municipal bonds—State and municipal bonds are valued using recently executed transaction prices, quoted market prices or valuation models based on observable inputs including interest rate yield curves, bond or CDS spreads and volatility. State and municipal bonds are generally categorized in Level 2 of the fair value hierarchy or categorized in Level 3 when significant inputs are unobservable.

Money market securities—The fair value of money market securities is based on quoted prices in an active market. These money market securities are categorized in Level 1 of the fair value hierarchy.

Other Investments—Other investments include National’s interest in perpetual and preferred securities. Fair value of other investments is determined using quoted market prices of similar investments. Other investments are categorized in Level 2 of the fair value hierarchy.

Cash and Cash Equivalents, Receivable for Investments Sold, Payable for Investments Purchased

The carrying amounts of cash and cash equivalents, receivable for investments sold and payable for investments purchased approximate their fair values due to the short maturities of these instruments.

Securities Purchased Under Agreements to Resell

The fair values of securities purchased under agreements to resell are determined based on the underlying securities posted as collateral for the resell agreements.

Securities Sold Under Agreements to Repurchase

The fair values of securities sold under agreements to repurchase are determined based on the underlying securities posted as collateral for the repurchase agreements.

Derivative Liabilities

Derivative liabilities are valued using market-based inputs, including interest rate yield curves, foreign exchange rates, and credit spreads. Derivative liabilities are classified as Level 2 within the fair value hierarchy.

Financial Guarantees

Gross Financial Guarantees—The fair value of gross financial guarantees is determined using discounted cash flow techniques based on inputs that include (i) assumptions of expected losses on financial guarantee policies where loss reserves have not been recognized, (ii) amount of losses expected on financial guarantee policies where loss reserves have been recognized, (iii) the cost of capital reserves required to support the financial guarantee liability and (iv) discount rates. The Assured Guaranty Corporation CDS spread and recovery rates are used as the discount rate for National and incorporate the nonperformance risk of National. Fair value of the gross financial guarantees does not consider future installment premium receipts or returns on invested upfront premiums as inputs.

The carrying value of National’s gross financial guarantee liability consists of unearned premium revenue and loss and LAE reserves as reported on National’s consolidated balance sheets.

Ceded Financial Guarantees—The fair value of its ceded financial guarantees is determined by applying the percentage ceded to reinsurers to the related fair value of the gross financial guarantee. The carrying value of ceded financial guarantee liability consists of prepaid reinsurance premiums and reinsurance recoverable on paid and unpaid losses as reported on National’s consolidated balance sheets.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Fair Value of Financial Instruments (continued)

Fair Value Measurements

The following fair value hierarchy tables present information about National’s assets (including short-term investments) and liabilities measured at fair value on a recurring basis as of June 30, 2011 and December 31, 2010:

	Fair Value Measurements at Reporting Date Using
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2011
Assets:
Investments:
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$272	$52	$-	$324
Foreign governments	-	2	-	2
Corporate obligations	1	335	-	336
Mortgage-backed securities:
Residential mortgage-backed agency	-	1,359	-	1,359
Residential mortgage-backed non-agency	-	38	8	46
Commercial mortgage-backed	-	26	8	34
Asset-backed securities
Collateralized debt obligations	-	4	8	12
Other asset-backed	-	46	16	62
State and municipal bonds:	-	449	-	449

Total taxable bonds	273	2,311	40	2,624
Tax-exempt bonds:
State and municipal bonds:	-	2,592	32	2,624

Total fixed-maturity investments	273	4,903	72	5,248
Other Investments
Money market securities	29	-	-	29
Perpetual preferred securities	-	8	-	8

Total assets	$302	$4,911	$72	$5,285

Liabilities:
Derivative liabilities
Insured credit derivatives	$-	$9	$-	$9

Total liabilities	$-	$9	$-	$9

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Fair Value of Financial Instruments (continued)

	Fair Value Measurements at Reporting Date Using
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets:
Investments:
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$199	$48	$-	$247
Foreign governments	-	1	-	1
Corporate obligations	-	402	-	402
Mortgage-backed securities:
Residential mortgage-backed agency	-	1,407	-	1,407
Residential mortgage-backed non-agency	-	33	-	33
Commercial mortgage-backed	-	4	-	4
Asset-backed securities
Collateralized debt obligations	-	-	1	1
Other asset-backed	-	35	7	42
State and municipal bonds:	-	410	-	410

Total taxable bonds	199	2,340	8	2,547
Tax-exempt bonds:
State and municipal bonds:	-	2,742	35	2,777

Total fixed-maturity investments	199	5,082	43	5,324
Other Investments
Money market securities	96	-	-	96
Perpetual preferred securities	-	3	-	3

Total assets	$295	$5,085	$43	$5,423

Liabilities:
Derivative liabilities	$-	$10	$-	$10

Total liabilities	$-	$10	$-	$10

There were no transfers in or out of Level 1 during the three and six months ended June 30, 2011 and 2010. All fair value hierarchy designations are made at the end of each accounting period.

Level 3 Analysis

Level 3 assets were $72 million and $43 million as of June 30, 2011 and December 31, 2010, respectively and represented 1.4% and 0.8% of total assets measured at fair value, respectively.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Fair Value of Financial Instruments (continued)

The following table presents information about changes in Level 3 assets (including short-term investments) measured at fair value on a recurring basis for the three months ended June 30, 2011 and 2010:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Three Months Ended June 30, 2011

In millions	Balance, Beginning of Period	Realized Gains / (Losses)	Unrealized Gains / (Losses) Included in Earnings	Unrealized Gains / (Losses) Included in OCI	Foreign Exchange Recognized in OCI or Earnings	Purchases	Issuances	Settlements	Sales	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Ending Balance	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets Still Held as of June 30, 2011
Assets:
Residential mortgage-backed non-agency	$5	$-	$-	$-	$-	$4	$-	$(1)	$-	$-	$-	$8	$-
Commercial mortgage-backed	8	-	-	-	-	-	-	-	-	-	-	8	-
Collateralized debt obligations	-	-	-	-	-	6	-	-	-	2	-	8	-
Other asset-backed	3	-	-	-	-	8	-	-	-	5	-	16	-
State and municipal tax-exempt bonds	33	-	-	-	-	2	-	(3)	-	-	-	32	-

Total assets	$49	$-	$-	$-	$-	$20	$-	$(4)	$-	$7	$-	$72	$-

(1) - Transferred in and out at the end of the period.

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Three Months Ended June 30, 2010

In millions	Balance, Beginning of Period	Realized Gains / (Losses)	Unrealized Gains / (Losses) Included in Earnings	Unrealized Gains / (Losses) Included in OCI	Foreign Exchange Recognized in OCI or Earnings	Purchases, Issuances and Settlements, net	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Ending Balance	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets Still Held as of June 30, 2010
Assets:
U.S. Treasury & government agency	$-	$-	$-	$-	$-	$27	$-	$-	$27	$-
Other asset-backed	-	-	-	-	-	-	3		3	-

Total assets	$-	$-	$-	$-	$-	$27	$3	$-	$30	$-

(1) - Transferred in and out at the end of the period.

Transfers into and out of Level 3 were $7 million and $0 million, respectively, for the three months ended June 30, 2011. Transfers into and out of Level 2 were $0 million and $7 million, respectively, for the three months ended June 30, 2011. Transfers into Level 3 were principally for other asset backed securities where inputs, which are significant to their valuation, became unobservable during the quarter. There were no transfers out of Level 3. For the three months ended June 30, 2011, there were no significant net unrealized gains or losses related to the transfers into or out of Level 3.

Transfers into Level 3 were $3 million for the three months ended June 30, 2010. Transfers into Level 3 were principally for other asset-backed securities where inputs, which are significant to their valuation, became unobservable during the quarter. These inputs included spreads, yield curves observable at commonly quoted intervals, and market corroborated inputs.

The following table presents information about changes in Level 3 assets (including short-term investments) and liabilities measured at fair value on a recurring basis for the six months ended June 30, 2011 and 2010:

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Fair Value of Financial Instruments (continued)

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Six Months Ended June 30, 2011

In millions	Balance, Beginning of Period	Realized Gains / (Losses)	Unrealized Gains / (Losses) Included in Earnings	Unrealized Gains / (Losses) Included in OCI	Foreign Exchange Recognized in OCI or Earnings	Purchases	Issuances	Settlements	Sales	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Ending Balance	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets Still Held as of June 30, 2011
Assets:
Residential mortgage-backed agency	$-	$-	$-	$-	$-	$1	$-	$-	$(1)	$-	$-	$-	$-
Residential mortgage-backed non-agency	-	-	-	-	-	6	-	(1)	-	3	-	8	-
Commercial mortgage-backed	-	-	-	-	-	8	-	-	-	-	-	8	-
Collateralized debt obligations	1	-	-	-	-	6				2	(1)	8	-
Other asset-backed	7	-	-	-	-	9	-	(1)	-	5	(4)	16	-
State and municipal tax-exempt bonds	35	-	-	-	-	2	-	(5)	-	-	-	32	-

Total assets	$43	$-	$-	$-	$-	$32	$-	$(7)	$(1)	$10	$(5)	$72	$-

(1) - Transferred in and out at the end of the period.

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Six Months Ended June 30, 2010

In millions	Balance, Beginning of Period	Realized Gains / (Losses)	Unrealized Gains / (Losses) Included in Earnings	Unrealized Gains / (Losses) Included in OCI	Foreign Exchange Recognized in OCI or Earnings	Purchases, Issuances and Settlements, net	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Ending Balance	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets Still Held as of June 30, 2010
Assets:
U.S. Treasury and government agency	$-	$-	$-	$-	$-	$27	$-	$-	$27	$-
Other asset-backed	-	-	-	-	-	-	3	-	3	-

Total assets	$-	$-	$-	$-	$-	$27	$3	$-	$30	$-

(1) - Transferred in and out at the end of the period.

Transfers into and out of Level 3 were $10 million and $5 million, respectively, for the six months ended June 30, 2011. Transfers into and out of Level 2 were $5 million and $10 million, respectively, for the six months ended June 30, 2011. Transfers into Level 3 were principally for other asset backed securities and residential mortgage-backed non-agency where inputs, which are significant to their valuation, became unobservable during the quarter. Transfers out of Level 3 were principally for other asset backed securities. These Level 2 inputs included spreads, yield curves observable at commonly quoted intervals, and market corroborated inputs. For the six months ended June 30, 2011, there were no significant net unrealized gains or losses related to the transfers into or out of Level 3.

Transfers into Level 3 were $3 million for the six months ended June 30, 2010. Transfers into Level 3 were principally for other asset-backed securities where inputs, which are significant to their valuation, became unobservable during the quarter. These inputs included spreads, yield curves observable at commonly quoted intervals, and market corroborated inputs.

There were no changes and balances in Level 3 liabilities measured at fair value on a recurring basis for the three and six months ended June 30, 2011 and 2010.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Investments

National’s fixed-maturity portfolio consists of high-quality (average rating double-A) taxable and tax-exempt investments of diversified maturities. Other investments comprise money market securities and perpetual preferred securities that bear interest. The following tables present the amortized cost and fair value of fixed-maturity investments and other investments designated as available-for-sale included in the consolidated investment portfolio of National as of June 30, 2011 and December 31, 2010:

	June 30, 2011
In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$308	$2	$-	$310
Foreign governments	1	-	-	1
Corporate obligations	249	8	(3)	254
Mortgage-backed securities:
Residential mortgage-backed agency	1,289	41	(4)	1,326
Residential mortgage-backed non-agency	45	2	(1)	46
Commercial mortgage-backed	24	-	-	24
Asset-backed securities:	-	-	-
Collateralized debt obligations	11	-	-	11
Other asset-backed	54	-	-	54
State and municipal bonds	445	6	(6)	445

Total taxable bonds	2,426	59	(14)	2,471
Tax-exempt bonds:
State and municipal bonds	2,640	23	(41)	2,622

Total tax-exempt bonds	2,640	23	(41)	2,622

Total fixed-maturity investments	5,066	82	(55)	5,093
Other investments:
Preferred securities	8	-	-	8
Money market securities	25	-	-	25

Total other investments	33	-	-	33

Total available-for-sale investments	$5,099	$82	$(55)	$5,126

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Investments (continued)

	December 31, 2010

In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$245	$3	$(1)	$247
Foreign governments	1	-	-	1
Corporate obligations	390	15	(3)	402
Mortgage-backed securities:
Residential mortgage-backed agency	1,380	38	(11)	1,407
Residential mortgage-backed non-agency	33	-	-	33
Commercial mortgage-backed	4	-	-	4
Asset-backed securities:
Collateralized debt obligations	1	-	-	1
Other asset-backed	42	-	-	42
State and municipal bonds	430	1	(21)	410

Total taxable bonds	2,526	57	(36)	2,547
Tax-exempt bonds:
State and municipal bonds	2,864	17	(104)	2,777

Total tax-exempt bonds	2,864	17	(104)	2,777

Total fixed-maturity investments	5,390	74	(140)	5,324
Other investments:
Perpetual preferred securities	3	-	-	3
Money market securities	96	-	-	96

Total other investments	99	-	-	99

Total available-for-sale investments	$5,489	$74	$(140)	$5,423

Fixed-maturity investments carried at fair value of $6 million as of June 30, 2011 and December 31, 2010, were on deposit with various regulatory authorities. These deposits are required to comply with state insurance laws.

The following table presents the distribution by contractual maturity of available-for-sale fixed-maturity investments at amortized cost and fair value as of June 30, 2011. Contractual maturity may differ from expected maturity because borrowers may have the right to call or prepay obligations.

In millions	Amortized Cost	Fair Value
Due in one year or less	$140	$140
Due after one year through five years	432	445
Due after five years through ten years	329	333
Due after ten years through fifteen years	418	419
Due after fifteen years	2,324	2,295
Mortgage-backed	1,358	1,396
Asset-backed	65	65

Total fixed-maturity investments	$5,066	$5,093

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Investments (continued)

The following tables present the gross unrealized losses included in accumulated other comprehensive income (loss) as of June 30, 2011 and December 31, 2010 related to available-for-sale fixed-maturity investments. These tables segregate investments that have been in a continuous unrealized loss position for less than twelve months from those that have been in a continuous unrealized loss position for twelve months or longer.

	June 30, 2011
	Less than 12 Months		12 Months or Longer		Total

In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Taxable bonds:
U.S. Treasury and government agency	$16	$-	$-	$-	$16	$-
Foreign governments	1	-	-	-	1	-
Corporate obligations	77	(3)	-	-	77	(3)
Mortgage-backed securities:
Residential mortgage-backed agency	391	(4)	-	-	391	(4)
Residential mortgage-backed non-agency	32	(1)	1	-	33	(1)
Commercial mortgage-backed	5	-	-	-	5	-
Asset-backed securities:
Other asset-backed	23	-	-	-	23	-
State and municipal bonds	197	(5)	22	(1)	219	(6)
Total taxable bonds	742	(13)	23	(1)	765	(14)
Tax-exempt bonds:
State and municipal bonds	1,190	(25)	190	(16)	1,380	(41)
Total tax-exempt bonds	1,190	(25)	190	(16)	1,380	(41)
Other investments:
Perpetual preferred securities	2	-	-	-	2	-

Total other investments	2	-	-	-	2	-

Total	$1,934	$(38)	$213	$(17)	$2,147	$(55)

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Investments (continued)

	December 31, 2010
	Less than 12 Months		12 Months or Longer		Total

In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Taxable bonds:
U.S. Treasury and government agency	$9	$(1)	$-	$-	$9	$(1)
Foreign governments	1	-	-	-	1	-
Corporate obligations	82	(3)	-	-	82	(3)
Mortgage-backed securities:
Residential mortgage-backed agency	725	(11)	-	-	725	(11)
Residential mortgage-backed non-agency	32	-	-	-	32	-
Commercial mortgage-backed	4	-	-	-	4	-
Asset-backed securities:
Collateralized debt obligations	1	-	-	-	1	-
Other asset-backed	30	-	-	-	30	-
State and municipal bonds	320	(20)	21	(1)	341	(21)

Total taxable bonds	1,204	(35)	21	(1)	1,225	(36)
Tax-exempt bonds:
State and municipal bonds	1,998	(83)	181	(21)	2,179	(104)

Total tax-exempt bonds	1,998	(83)	181	(21)	2,179	(104)

Total	$3,202	$(118)	$202	$(22)	$3,404	$(140)

The weighted average contractual maturity of securities in an unrealized loss position as of June 30, 2011 and December 31, 2010 was 22 years for each period. As of June 30, 2011, there were 36 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $17 million. Among these securities, the book value of 20 securities exceeded market value by more than 5%. As of December 31, 2010, there were 36 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $22 million. Among these securities, the book value of 18 securities exceeded market value by more than 5%.

National has evaluated on a security-by-security basis whether the unrealized losses in its investment portfolio were other-than-temporary considering the duration and severity of unrealized losses, the circumstances that gave rise to the unrealized losses, and whether National has the intent to sell the securities or more likely than not will be required to sell the securities before their anticipated recoveries. Based on its evaluation, National determined that the unrealized losses on these securities were temporary in nature because its impairment analysis, including projected discounted future cash flows, indicated that National would be able to recover the amortized cost of impaired assets. National also concluded that it does not have the intent to sell securities in an unrealized loss position and it is more likely than not that it will not have to sell these securities before recoveries of their cost bases. In making this conclusion, National examined the cash flow projections for its investment portfolio, the potential sources and uses of cash in its businesses, and the cash resources available to its business other than sales of securities. It also considered the existence of any risk management, or other plans as of June 30, 2011 that would require the sale of impaired securities. On a quarterly basis, National re-evaluates the unrealized losses in its investment portfolio to determine whether an impairment loss should be realized in current earnings based on adverse changes in its expectation of cash flows and changes in its intent to sell securities.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Investment Income and Gains and Losses

The following table presents National’s total investment income:

	Three Months Ended June 30,		Six Months Ended June 30,
In millions	2011	2010	2011	2010
Fixed-maturity	$54	$57	$112	$117
Other investments	2	1	3	3

Gross investment income	56	58	115	120
Investment expenses	2	2	3	3

Net investment income	54	56	112	117
Fixed-maturity
Gains	14 (1)	3	24 (1)	6
Losses	-	(2)	(7)	(2)

Net (2)	14	1	17	4

Total investment income	$68	$57	$129	$121

(1) - Includes net trading gains of $3 million.

(2) - Included in “Net gains (losses) on financial instruments at fair value and foreign exchange” on the consolidated statements of operations of National.

Net realized gains (losses) from fixed-maturity investments are typically generated as a result of the ongoing management of National’s investment portfolio for the three and six months ended June 30, 2011 and 2010.

Net unrealized gains (losses), including related deferred income taxes, reported in accumulated other comprehensive income (loss) within shareholders equity consisted of:

In millions	As of June 30, 2011	As of December 31, 2010
Fixed-maturity:
Gains	$82	$74
Losses	(55)	(140)

Net	27	(66)
Deferred income taxes provision (benefit)	9	(23)

Unrealized gains (losses), net	$18	$(43)

The change in net unrealized gains (losses), presented in the table above, consisted of:

In millions	As of June 30, 2011	As of December 31, 2010
Fixed-maturity	$93	$(81)
Deferred income tax charged (credited)	32	(28)

Change in unrealized gains (losses), net	$61	$(53)

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 8: Income Taxes

National’s income taxes and the related effective tax rates for the three months ended June 30, 2011 and 2010 are as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
In millions	2011		2010		2011		2010
Pre-tax income (loss)	$144		$128		$255		$260
Provision (benefit) for income taxes	$40	27.8%	$34	26.6%	$69	27.1%	$71	27.3%

National’s effective tax rate is lower than the statutory tax rate of 35% for the six months ended June 30, 2011 and June 30, 2010 primarily due to tax-exempt interest income. The decrease in the effective tax rate related to pre-tax income for the six months ended June 30, 2011 compared to the same period ended June 30, 2010 was primarily a result of an increase in the amount of tax-exempt interest income relative to underwriting and other income that is taxed at the statutory rate of 35%.

As of June 30, 2011, National reported a deferred tax liability of $227 million.

As of June 30, 2011, National does not have any uncertain tax positions with respect to the accounting guidance for uncertainty in income taxes. National is a member of MBIA Inc.’s affiliated group for federal income tax purposes and files its income tax return as a member of the MBIA group. The Internal Revenue Service is currently examining the MBIA Consolidated Federal tax return for tax years 2004 through 2009. The examination is expected to be concluded before December 31, 2011, subject to review by the Joint Committee on Taxation.

National is a party to the MBIA tax sharing agreement and as of June 30, 2011, National has made three tax payments under the intercompany tax sharing agreement. The first payment of $114 million was made in preliminary settlement of National’s 2010 tax liability. The remaining two payments of $25 million each represent 2011 quarterly estimates. All funds are being placed in escrow by MBIA, Inc. and will remain in escrow until the expiration of a two year carryback period which would allow National to carryback a separate company tax loss and recover all or a portion of the escrowed funds.

Note 9: Commitments and Contingencies

The following commitments and contingencies provide an update to those discussed in “Note 15: Commitments and Contingencies” in the Notes to Consolidated Financial Statements included in Exhibit 99.2 of MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as filed with the SEC on March 1, 2011 and should be read in conjunction with the complete descriptions provided in the aforementioned note included in Exhibit 99.2 of Form 10-K. In the normal course of operating its business, National may be involved in various legal proceedings. Additionally, MBIA Inc. together with its subsidiaries (“MBIA”) may be involved in various legal proceedings that directly or indirectly impact National.

Corporate Litigation

In re MBIA Inc. Securities Litigation, No. 08-CV-264 (S.D.N.Y.)

In July 2011, the parties reached a settlement agreement in principle pursuant to which the plaintiffs will receive $68 million in exchange for the dismissal with prejudice of the litigation. MBIA’s Director and Officer insurance carriers have agreed to cover in full the settlement payment. The agreement in principle remains subject to court approval.

Trustees of the Police and Fire Retirement System of the City of Detroit v. Clapp et al., No. 08-CV-1515 (S.D.N.Y.)

On June 3, 2011, Plaintiff filed an amended derivative complaint against certain of MBIA’s present and former officers and directors, and against MBIA Inc., as nominal defendant.

National Public Finance Guarantee Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 9: Commitments and Contingencies (continued)

Ambac Bond Insurance Coverage Cases, Coordinated Proceeding Case No. JCCP 4555 (Super. Ct. of Cal., County of San Francisco)

Following a hearing on demurrers on July 6-7, 2011, the court sustained MBIA’s demurrer to four of the eight causes of action without leave to amend. The court also sustained MBIA’s demurrer to plaintiffs’ cause of action for fraud, but with leave to amend. The surviving claims at present include plaintiffs’ Cartwright Act, the Unfair Competition law, and breach of contract based on Insurance Code Section 332 claims.

In re Municipal Derivatives Antitrust Litigation, M.D.L. No. 1950 (S.D.N.Y.)

As of May 31, 2011, MBIA has answered all of the existing complaints.

Tri-City Healthcare District v. Citibank. et al.; Case No. 30-2010-00359692 (Super. Ct. of Cal., County of Orange)

On June 13, 2011, Tri-City Healthcare District filed its Fourth Amended Complaint against MBIA Inc., MBIA Corp. and National (collectively for this paragraph, “MBIA”), which purports to state seven causes of action against MBIA for fraud in the inducement, concealment, negligent misrepresentation, negligence, breach of contract, duress, and breach of the covenant of good faith arising from Tri-City Healthcare District’s investment in auction rate securities. On July 15, 2011, MBIA filed its demurrer to the Fourth Amended Complaint.

Transformation Litigation

Aurelius Capital Master, Ltd. et al. v. MBIA Inc. et al., 09-cv-2242 (S.D.N.Y.)

The Aurelius plaintiffs have alerted the court of the June 28, 2011 Court of Appeals decision referenced below and the court signed a new scheduling order.

ABN AMRO Bank N.V. et al. v. MBIA Inc. et al.; Index No. 601475/09 (N.Y. Sup. Ct., N.Y. County)

On June 28, 2011, the New York State Court of Appeals reversed the Appellate Division’s decision and allowed all of the plaintiffs’ claims to proceed, with the exception of plaintiffs’ claim for unjust enrichment. Seven of the original nineteen plaintiffs have dismissed their claims, several of which dismissals were related to the commutation of their MBIA-insured exposures.

ABN AMRO Bank N.V. et al. v. Eric Dinallo et al.; Index no. 601846/09 (N.Y. Sup. Ct., N.Y. County)

Submission of all papers relating to the original petition is scheduled to be completed by October 31, 2011.

Barclays Bank PLC., et al. v. Wrynn et al.; Index No. 651811/2010 (N.Y. Sup. Ct., N.Y. County)

The proceeding is currently stayed.

MBIA and National are defending against the aforementioned actions and expect ultimately to prevail on the merits. There is no assurance, however, that they will prevail in these actions. Adverse rulings in these actions could have a material adverse effect on National’s ability to implement its strategy and on its business, results of operations and financial condition.

There are no other material lawsuits pending or, to the knowledge of National, threatened, to which National is a party.

Note 10: Subsequent Events

Refer to “Note 9: Commitments and Contingencies” for information about legal proceedings that developed after June 30, 2011.